--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
   Perlmutter,     Norman                       Horizon Group Properties, Inc. (HGPI)          ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   c/o Heitman Financial
   180 N. LaSalle Street                                                   6/98
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,       X  (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reporting Person
                                                                           (Month/Year)       ---Form filed by More than One
   Chicago      Illinois            60601                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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   Common Stock, par value
   $0.01 per share                    6/15/98   J(1)              56          A    (1)                             D
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                                      6/15/98   J(1)              53          A    (1)                             I      By Self
                                                                                                                          as trustee
                                                                                                                          for chil-
                                                                                                                          dren
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                                      6/15/98   J(1)             362          A    (1)                             I      By Spouse
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                                      6/15/98   J(2)             362          D    (2)          109                I      By Spouse
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Horizon Group Properties, Inc.
Stock Option                              (3)      6/15/98     A               10,000                  (4)     6/15/08
------------------------------------------------------------------------------------------------------------------------
Horizon Group Properties, L.P.
Common Unit                               (5)      6/15/98     J(6)            46,117                6/15/98    none
------------------------------------------------------------------------------------------------------------------------

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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock          10,000            N/A        10,000            D
------------------------------------------------------------------------------------------
Common Stock          46,117            (6)        46,117            I           By Spouse
------------------------------------------------------------------------------------------

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Explanation of Responses:  SEE PAGE 3 OF 3 ATTACHED






                                                                                     /s/ Norman Perlmutter           July 10, 1998
                                                                                -----------------------------------  -------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person         Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

1.  NAME AND ADDRESS OF REPORTING PERSON: Norman Perlmutter

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL: Horizon Group Properties,
    Inc./HGPI

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY):

4.  STATEMENT FOR THE MON/YEAR: June/1998

                             **************************

(1) On June 15, 1998, Horizon Group, Inc. ("Horizon") merged into Sky Merger Corp., a wholly owned subsidiary, and immediately thereafter, Prime Retail, Inc. ("Prime") merged into Sky Merger Corp. (the "Merger"). Immediately following the Merger, Prime declared a distribution of shares of common stock of Horizon Group Properties, Inc. ("HGP") to the record holders of Prime common stock such that one share of HGP common stock would be distributed for every 20 shares of Prime common stock.

(2) The right to receive the distribution of shares of HGP common stock passed with the shares of Prime common stock sold by Mr. Perlmutter's spouse on 6/18/98.

(3) The Exercise Price is the average price of the HGP common stock for the fifteen consecutive trading days beginning on June 15, 1998.

(4)  3,300, 3,100 and 3,600 Options are exercisable on 6/15/99, 6/15/00 and
     6/15/01, respectively.

(5) Common units of Horizon Group Properties, L.P. are exchangeable on a one for one basis into shares of common stock of HGP.

(6) On June 15, 1998, Horizon Group, L.P. merged into Prime Retail, L.P. (the "Partnership Merger"). Immediately following the Partnership Merger, Prime Retail, L.P. declared a distribution of common units of Horizon Group Properties, L.P. to the record holders of common units of Prime Retail, L.P. such that one common unit of Horizon Group Properties, L.P. would be distributed in respect of every 20 common units of Prime Retail, L.P.


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